CONCHA Y TORO(R)



Contacts in Santiago, Chile

Osvaldo Solar
Chief Financial Officer

Blanca Bustamante
Head of Investor Relations

Vina Concha y Toro S.A.
Tel: (56-2) 821-7326
e-mail: vcoir@conchaytoro.cl

www.conchaytoro.com


                                                           For Immediate Release



                           VINA CONCHA Y TORO REPORTS
                       THIRD QUARTER AND 2002 YEAR TO DATE
                                     RESULTS

Santiago, Chile, November 14, 2002 - Vina Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2002. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2002. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2002 (US$1.00=Ch$748.73).



                            Highlights 3Q02 vs. 3Q01


o    Total revenues increased 19.5% to Ch$34,524 million (US$ 46.1 million).

o    Bottled export sales increased 19% to Ch$19,513 million.

o    Export sales in US dollars, increased 17.3% to US$ 30.8 million.

o    Bottled export shipments increased 17.6% to 1,641,200 cases.

o    Operating income increased 22.5% to Ch$5,840 million (US$7.8 million).

o EBITDA increased 14.6% to Ch$7,381 million (US$9.9 million). EBITDA margin was 21.4%.

o    Net income rose 20.4% to Ch$5,133 million (US$6.9 million).

o    Earnings per ADR increased 14.2% to US$ 0.48.

                                                                CONCHA Y TORO(R)

Chief Executive Officer's overview

I am pleased to present Concha y Toro's financial results for the third quarter of 2002. Our consolidated revenues increased a most encouraging 19.5% with all of the Company's business areas performing well.

Growth was driven by strong sales in export markets where wine shipments increased 17.6%. Strong gains in volume were achieved in Europe, as well as advances in branding and distribution. Our subsidiary in the UK continues the growth trend exhibited during this year. Quarterly performance in the US also proved strong, aided by solid wine sales in the Premium and Ultra Premium categories and a good growth for Frontera, in the popular premium range.

Strong volume growth in the domestic market reversed the trend observed in the first half of the year. All of our brands in the popular segment have returned fine results in what is still a very competitive domestic market.

On the back of domestic and export sales growth, the positive impact of the depreciation of the Chilean peso and lower wine costs compared to 2001, our operating result increased 22.5%, while our operating margin expanded from 16.5% to 16.9%.


                           Third Quarter 2002 Results

Total Revenues

Total revenues rose 19.5% to Ch$ 34,524 million (US$46.1 million) from Ch$ 28,901 million (US$ 38.6 million). All business segments returned positive results. Revenue growth was led by exports to third parties and a further solid quarter from Concha y Toro's UK subsidiary. Domestic market revenues increased 11.4%. Third quarter revenues from our Argentine subsidiaries exceeded third quarter 2001 sales, as Vina Trivento, favored by an improved competitive position, achieved higher sales in the local and export markets.

                                     Table 1
                                 Total Revenues
                                (in Ch$ millions)

                                                3Q02                       9M02
                                                 vs.                        vs.
                                                3Q01                       9M01
                               3Q02     3Q01     (%)     9M02     9M01      (%)

DOMESTIC                       8,435    7,575   11.4%   21,011   22,750    -7.6%
INTERNATIONAL
 - Exports to third parties   19,641   16,552   18.7%   52,687   45,969    14.6%
 - Concha y Toro UK            3,517    1,938   81.5%    8,324    4,581*   81.7%
 - Argentina                   1,265    1,251    1.1%    3,016    3,737   -19.3%
TOTAL INTERNATIONAL           24,424   19,741   23.7%   64,026   54,287    17.9%

OTHER                          1,664    1,585    5.0%    5,100    4,646     9.8%

              TOTAL           34,524   28,901   19.5%   90,138   81,683    10.4%


*Sales of Concha y Toro UK started on March 1, 2001

                                                                CONCHA Y TORO(R)

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 18.7% to Ch$19,641 million.

Excluding bulk wine sales, export revenues from third parties rose 19% to Ch$19,513 million from Ch$16,391 million in 3Q01. Revenues from overseas markets were aided by the higher average peso/dollar exchange rate in 3Q02.

Bulk sales of 294 thousand liters realized Ch$128 million (US$171 thousand) - a 20% decline over 3Q01 stated in Chilean pesos.


o    Bottled Wine Revenue in US$:
     ----------------------------

The following figures representing exports in dollars and volume include sales to the Company's distribution subsidiaries in the UK and Argentina. For the quarter, export figures in US dollars include sales totaling US$ 3,592,800 of 177,056 cases to the Company subsidiary in the United Kingdom. No sales were made this quarter to Distribuidora Peumo-Argentina.

Export revenue in US dollars increased 17.3% to US$ 30.8 million from US$ 26.2 million, and is the product of a 17.6% increase in volumes and a 0.3% decline in the average price stated in dollars.

                                     Graph 1
                          Export Value (US$) by Region
                               Third Quarter 2002

                                 [GRAPH OMITTED]


                             Central America 13.3%
                             South America 6.7%
                             Asia 4.0%
                             Other 0.3%
                             U.S. 24.6%
                             Canada 5.1%
                             Europe 45.9%

Our strongest sales growth was achieved in Europe (+35.2%), Central America (+29.6%) and the US (+22.2%). In the US, Premium wine sales picked up following a sales drive for Marques de Casa Concha and Casillero del Diablo while the Frontera range continued to perform well. The Concha y Toro brand gained further ground in Europe with growth in the region led by solid gains in Germany, Denmark, Finland, Ireland and the UK. Sales to the UK grew 60%, where the Company is growing faster than the Chilean industry. Results from our UK subsidiary are encouraging, especially in regard to the higher sales and brand awareness of Casillero del Diablo.

Export revenues declined in Canada (-3%), Asia (-20.5%) and South America (-35.3%).

                                                                CONCHA Y TORO(R)

Lower sales to Asia largely reflect market weakness in Japan due to the country's economic slowdown. The decline in South America follows widespread economic uncertainty. The company has seen contraction in markets such as Brazil, Ecuador and Peru.


o    Bottled Wine Sales - Volume:
     ----------------------------

Year on year, the Company increased its sales volume 17.6%, exporting 1,641,200 cases in 3Q02.

Volume growth by market was: The US (+20.5%), Europe (+36.2%) and Central America (+30.2%). Company volumes were weaker to Asia (-12.7%), Canada (-6%) and South America (-36.1%).

Shipments by segment reveal a 45% increase in Premium wines, resulting from stronger Premium sales in the US and in Europe. Varietal wine sales increased 2.1% and the Varietal Blend category increased 20.9%.

Cases Shipped:
--------------
In absolute terms, the Company shipped 680 thousand cases to Europe, 504 thousand cases to the US, 208 thousand cases to Central America, 100 thousand cases to South America, 88 thousand cases to Canada and 56 thousand cases to Asia.

Prices
------
The average price per case declined slightly by 0.3% to US$ 18.7 from US$ 18.8 last year.

Domestic Revenues

Domestic revenues (excluding bulk sales) increased 9.3% to Ch$8,183 million (US$10.9 million) from Ch$7,490 million (US$ 10 million). During the quarter, domestic volumes increased 29.4%, while the average price decreased 15.6% as a result of a very competitive market environment.

According to AC Nielsen, Concha y Toro's market share increased to 23.5% in August/September 2002 from 20.3% in August/September 2001.

Cost of Sales

For the third quarter of 2002, the total cost of sales rose 14.8% to Ch$20,758 million (US$27.7 million) from Ch$18,078 million (US$24.1 million) in 3Q01. Cost of sales as a percentage of total sales declined to 60.1% from 62.6% a year ago.

Gross margin improved to 39.9% from 37.5% as a result of higher exports, the higher exchange rate, and lower average wine costs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 30.9% to Ch$7,926 million (US$10.6 million). As a percentage of revenues, SG&A increased to 23% from the 21% recorded in 3Q01. This increase mainly reflects higher export-side SG&A and involves higher export volumes, an increase in marketing expenses in the export markets and higher marketing expenses of the UK subsidiary.

                                                                CONCHA Y TORO(R)

Operating Income

Operating income increased 22.5% to Ch$5,840 million (US$7.8 million) compared to Ch$4,767 million (US$6.4 million) in the third quarter 2001. Operating margin increased from 16.5% to 16.9%, as a result of higher sales in the domestic and export markets, the lower average wine cost and a favorable exchange rate.

Non-Operating Results

Non-operating income decreased to Ch$36 million (US$48 thousand) from Ch$171 million (US$227 thousand) resulting from lower other non-operating income and a loss in equity income.

Non-operating expenses, which include gains on price level restatement and exchange rate differences, returned a positive Ch$417 million (US$ 0.6 million).
o Interest expenses decreased to Ch$229 million (US$306 thousand) from Ch$580 million (US$774 thousand) due to lower financial debt and lower interest rates.
o Price level restatement represented a gain of Ch$191 million (US$255 thousand) compared to a loss of Ch$80 million (US$107 thousand) in 3Q01.
o Exchange rate differences produced a gain of Ch$499 million (US$667 thousand) compared to the gain of Ch$865 million (US$1.1 million) registered in 3Q01.


                                       Table 2
                                Non-Operating Results
                                  (in Ch$ millions)

                                               3Q02 vs                       9M02 vs
                                                 3Q01                          9M01
                                3Q02    3Q01      (%)      9M02      9M01       (%)

Non-operating Income
  Equity Income                  -21      90   -123.7%      914       874       4.6%
Other non-operating income        57      81    -28.8%    1,519       265     474.0%
Total non-operating income        36     171    -78.7%    2,433     1,139     113.6%

Non-operating expenses

Interest Expense                -229    -580    -60.5%     -780    -1,711     -54.4%
Price Level Restatement          191     -80   -338.4%        4      -570    -100.7%
Exchange Rate Differences        499     865    -42.3%     -161       800    -120.1%
Other Non-operating expenses     -44     -34     29.0%     -203      -148      37.4%
Total non-operating expenses     417     171    143.9%   -1,140    -1,629     -30.0%

              Total              453     342     32.5%    1,294      -490    -363.9%



Income Tax

Income tax for the quarter was Ch$1,160 million (US$1.5 million) compared to Ch$846 million (US$1.1 million) in 3Q01.

                                                                CONCHA Y TORO(R)

Net Income and Earnings per Share (EPS)

Net Income for the period increased to Ch$5,133 million (US$6.9 million) from Ch$4,262 million (US$5.7 million), representing a 20.4% increase. Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$7.14 per share for the quarter from Ch$5.93. Earnings per ADR were Ch$357 in 3Q02. In US dollar terms, Earnings per ADR increased 14.2% to US$ 0.48 in the third quarter of 2002 from US$ 0.42 for the quarter of 2001.


                            2002 Year to Date Results

Total Revenues

Total revenues for the first nine months increased 10.4% to Ch$ 90,138 million (US$120.4 million) from Ch$81,683 million (US$ 109.1 million). Revenue growth was led by exports to third parties and the strong performance from our subsidiary, Concha y Toro UK.

Export Revenues

Total export revenues from third parties, including bulk wine sales, for the first nine-months of 2002 increased 14.6% to Ch$52,687 million. Export revenues in Chilean pesos, excluding bulk, increased 14.9% to Ch$52,045 million from Ch$45,306 million in 2001. Revenues from overseas markets were favored by the higher average peso/dollar exchange rate in 2002.

o    Bottled Wine Revenue in US$:
     ----------------------------
Bottled export revenues, including shipments to the Company's subsidiaries abroad, increased 8.3% to US$84.3 million from US$77.9 million on a 12.0% increase in volumes and a 3.3% decline in the average price stated in dollars.

                                     Graph 3
                          Export Value (US$) by Region
                             First Nine Months 2002

                                 [GRAPH OMITTED]


                             Central America  9.3%
                             South America 6.7%
                             Other 0.4%
                             U.S. 27.6%
                             Canada 5.1%
                             Europe 45.2%
                             Asia 5.7%


o    Bottled Wine Sales - Volume:
     ----------------------------
Year on year, the Company's sales volume increased 12% on exporting 4,586,380 cases in the first nine months of 2002.

By market, growth was led by the 28% increase in volume in Europe. Strong growth was achieved in the UK, Sweden, Denmark and Russia. UK growth stems from the achievements of the UK subsidiary, Concha y Toro UK, which is backing brand-building and placing special emphasis on Casillero del Diablo.

                                                                CONCHA Y TORO(R)

US sales volume expanded 7.7% following a strong third quarter (+20.5%). Sales of Marques de Casa Concha drove growth in the Ultra Premium segment while those of Frontera bolstered the popular Premium category. Volumes in Canada increased 4.2% and Central America increased 10.2%.

Shipments to South America and Japan decreased by 23.2% and 5.3%, respectively, and suffer from depressed local economic environments.

Cases Shipped:
--------------
In absolute terms, the Company shipped 1,852 thousand cases to Europe, 1,540 thousand cases to the US, 330 thousand cases to South America, 399 thousand cases to Central America, 205 thousand cases to Asia, and 245 thousand cases to Canada.

Prices
------
The average price per case declined 3.3% to US$18.39 from US$19.01 last year mainly due to a more competitive market environment in some key markets.

Domestic Revenues

Domestic revenues (excluding bulk) declined 8.4% to Ch$20,759 million (US$ 27.7 million) from Ch$22,665 million (US$ 30.3 million). This results from a 6.3% increase in volume offset by a 13.8% decline in average prices in the increasingly competitive local market. Popular wine growth of 8.9% led the increase in volume.

Cost of Sales

For the first nine-months of 2002, the total cost of sales rose 7.4% to Ch$ 54,566 million (US$ 72.9 million) from Ch$ 50,830 million (US$ 67.9 million) in 2001. Cost of sales as a percentage of total sales declined to 60.5% from 62.2%.

Gross margin improved to 39.5% from 37.8% as a result of higher exports, the higher exchange rate, and lower average wine costs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 22% to Ch$20,496 million (US$27.4 million). As a percentage of revenues SG&A increased to 22.7% from the 20.6% recorded in 2001. This increase mainly reflects higher export-side SG&A relating to higher export volumes, higher marketing expenses of the UK subsidiary and an increase in marketing expenses in the export markets.

Operating Income

Operating income increased 7.3% to Ch$15,076 million (US$20.1 million) compared to the Ch$14,054 million (US$ 18.8 million) in the same period of 2001. Operating margin decreased from 17.2% to 16.7%.

                                                                CONCHA Y TORO(R)

Non-Operating Results

o Non-operating income increased to Ch$2,433 million (US$3.3 million) from Ch$1,139 million (US$ 1.5 million). The increase includes the contribution of equity income from related companies amounting to Ch$914 million (US$1.2 million) and that represents an increase of 4.6% compared to last year, as well as the substantial rise in other non-operating income following an extraordinary gain on the sale of fixed assets.

o Non-operating expenses decreased to Ch$1,140 million (US$1.5 million) from Ch$1,629 million (US$2.2 million) as a result of a reduction in interest expenses to Ch$780 million (US$1.0 million) from Ch$1,711 million (US$2.3 million), which is due to lower average interest rates and a decrease in financial debt. This result was partly offset by a Ch$161 million (US$0.2 million) loss on exchange rate differences resulting from fluctuations in the exchange rate and its impact on dollar denominated accounts.

Income Tax

Income tax increased 50.8% to Ch$2,962 million (US$4.0 million).

Net Income and Earnings per Share (EPS)

Net Income for the period rose to Ch$ 13,403 million (US$17.9 million) from Ch$ 11,594 million (US$ 15.5 million), and represents an increase of 15.6%. Concha y Toro's EPS increased to Ch$ 18.64 per share from Ch$ 16.12; earnings per ADR were Ch$ 932 in 9M02 and Ch$ 806 in 9M01. In US dollar terms, earnings per ADR increased 9.7% to US$ 1.24 compared to US$ 1.13 for the first nine-month period of 2001.




                                  Balance Sheet

Assets

As of September 30, 2002, the Company's consolidated assets were Ch$196,361 million (US$262 million), which was Ch$ 1,624 million (US$ 2.2 million) higher than those reported during the previous year due to an increase in receivables and fixed assets. This largely results from increased vinification and cellar capacity that is partly offset by a decrease in inventories.

Liabilities

As of September 30, 2002 net financial debt stood at Ch$36,055 million (US$48 million) representing a year-on-year reduction of Ch$10,289 (US$ 13.7 million). As a result of a lower debt level and favorable interest rate conditions, interest expenses declined from Ch$1,711 million (US$2.3 million) during the first nine-months of 2001 to Ch$780 million (US$1.0 million) in the same period of 2002.

As of September 30, financial debt to equity ratio stood at 0.29.

                                    * * * * *

                                                                CONCHA Y TORO(R)

About Vina Concha y Toro

Vina Concha y Toro is the leading South American wine producer whose products are distributed in 90 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 4,000 hectares of vineyards in Chile and Argentina.

2001 revenues totaled US$ 170.5 million with earnings per ADR of $1.40. The Company exported 5,460,000 cases valued at US$ 104 million. Domestic market sales totaled US$ 46 million. The company's largest export markets were the US, the U.K., Japan, Canada and Sweden. In 2001, the Company led US wine imports for the second consecutive year, with sales of over 2 million, 9-liter cases.

Vina Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,495 employees and is headquartered in Santiago, Chile.

                               -Tables to Follow-






Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

                                                                CONCHA Y TORO(R)


                                            VINA CONCHA Y TORO S.A.
                                 Revenue and Volume Breakdown by Wine Segment
         (In thousands of constant Chilean pesos (Ch$) and US dollars (US$) as of September 30, 2002)

Domestic Revenues (Th. Ch$)         3Q02          3Q01       % Change       9M02          9M01       % Change
---------------------------      ----------    ----------    --------    ----------    ----------    --------
Premium                             712,717       788,237      -9.6%      2,084,639     2,167,829      -3.8%
Varietal                          1,047,484     1,297,490     -19.3%      2,667,978     3,546,775     -24.8%
Blend                                13,475        25,402     -47.0%         47,124       107,485     -56.2%
Popular                           6,374,001     5,348,888      19.2%     15,944,016    16,849,622      -5.4%
Sparkling                            35,545        29,933      18.7%         15,350        -6,810    -325.4%
                                 ----------    ----------     -----      ----------    ----------     -----
Total                             8,183,222     7,489,986       9.3%     20,759,107    22,664,901      -8.4%
                                 ==========    ==========     =====      ==========    ==========     =====


Domestic Volume '000 liters         3Q02          3Q01       % Change       9M02          9M01       % Change
---------------------------      ----------    ----------    --------    ----------    ----------    --------
Premium                                 229           263     -13.2%            640           721     -11.2%
Varietal                                901         1,058     -14.9%          2,241         2,870     -21.9%
Blend                                    17            27     -35.8%             74           104     -29.1%
Popular                              15,589        11,586      34.6%         39,091        35,881       8.9%
Sparkling                                24            18      29.2%              3           -17    -118.1%
                                 ----------    ----------     -----      ----------    ----------     -----
Total                                16,760        12,953      29.4%         42,049        39,559       6.3%
                                 ==========    ==========     =====      ==========    ==========     =====


Export Revenues (In US dollars)     3Q02          3Q01       % Change       9M02          9M01       % Change
-------------------------------  ----------    ----------    --------    ----------    ----------    --------
Premium                           8,597,003     6,505,348      32.2%     20,870,285    19,367,410       7.8%
Varietal                          7,144,536     7,060,366       1.2%     23,308,586    21,469,518       8.6%
Blend                            14,304,663    11,914,117      20.1%     38,674,953    35,544,160       8.8%
Sparkling                           333,470       219,130      52.2%        542,403       466,023      16.4%
Popular                             389,471       537,505     -27.5%        951,331     1,014,015      -6.2%
                                 ----------    ----------     -----      ----------    ----------     -----
Total                            30,769,143    26,236,466      17.3%     84,347,558    77,861,126       8.3%
                                 ==========    ==========     =====      ==========    ==========     =====


Export Volume '000 liters           3Q02          3Q01       % Change       9M02          9M01       % Change
-------------------------        ----------    ----------    --------    ----------    ----------    --------

Premium                               2,436         1,680      45.0%          5,965         5,282      12.9%
Varietal                              3,054         2,992       2.1%          9,872         8,945      10.4%
Blend                                 8,736         7,225      20.9%         24,160        21,377      13.0%
Sparkling                               125            91      37.3%            203           185       9.7%
Popular                                 421           571     -26.3%          1,078         1,067       1.0%
                                 ----------    ----------     -----      ----------    ----------     -----
Total                                14,771        12,558      17.6%         41,277        36,855      12.0%
                                 ==========    ==========     =====      ==========    ==========     =====

                                                                CONCHA Y TORO(R)


                                                      VINA CONCHA Y TORO S.A.
                                                   Consolidated Income Statement
                              (In thousands of constant Chilean pesos (Ch$) as of September 30, 2002)

                                                       3Q02            3Q01                      9M02           9M01
                                                        Ch$             Ch$        Var. %         Ch$            Ch$       Var. %

Operating Results
            Revenues from sales                     34,523,556      28,900,800      19.5%     90,137,694     81,683,032      10.4%
            Cost of sales                          -20,757,563     -18,077,801      14.8%    -54,565,936    -50,829,564       7.4%
                                     % of sales           60.1%           62.6%                     60.5%          62.2%
            Gross Profit                            13,765,993      10,822,999      27.2%     35,571,758     30,853,468      15.3%
                                     % of sales           39.9%           37.4%                     39.5%          37.8%
            Selling & Adm. expenses                 -7,925,641      -6,056,052      30.9%    -20,495,509    -16,799,644      22.0%
                                     % of sales           23.0%           21.0%                     22.7%          20.6%
            ----------------------------------------------------------------------------------------------------------------------
            Operating Income                         5,840,351       4,766,947      22.5%     15,076,249     14,053,824       7.3%
                                     % of sales           16.9%           16.5%                     16.7%          17.2%
            ----------------------------------------------------------------------------------------------------------------------

Non-Operating Results
            Non-operating income                        57,460          80,654     -28.8%      1,519,438        264,726     474.0%
            Equity Income                              -21,244          89,612    -123.7%        914,480        873,918       4.6%
            Non-operating expenses                     -44,220         -34,288      29.0%       -203,250       -147,979      37.4%
            Financial Expenses                        -229,035        -579,671     -60.5%       -779,727     -1,710,923     -54.4%
            Price level restatement                    190,604         -79,935    -338.4%          3,982       -569,764    -100.7%
            Exchange rate differences                  499,700         865,725     -42.3%       -160,929        799,679    -120.1%
            Non-Operating Result                       453,265         342,097      32.5%      1,293,994       -490,343    -363.9%
            Income before income tax                 6,293,616       5,109,044      23.2%     16,370,243     13,563,481      20.7%
            Less: Income Tax                        -1,159,575        -845,814      37.1%     -2,961,807     -1,964,344      50.8%
            Minority Interest                             -876            -798       9.8%         -5,425         -4,650      16.7%
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                           5,133,165       4,262,432      20.4%     13,403,011     11,594,487      15.6%
Earnings per share (Ch$)                                  7.14            5.93      20.4%          18.64          16.12      15.6%
Earnings per ADR (US$)                                    0.48            0.42      14.2%           1.24           1.13       9.7%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA                                               7,381,036       6,441,948      14.6%     20,053,539     18,425,410       8.8%
% sales                                                   21.4%           22.3%                     22.2%          22.6%
Weighted average number of shares                  719,170,735     719,170,735               719,170,735    719,170,735


Exchange rate: US$1.00=Ch$748.73

                                                                CONCHA Y TORO(R)


                                            VINA CONCHA Y TORO S.A.
                                          Consolidated Balance Sheet
         (In thousands of constant Chilean pesos (Ch$) and US dollars (US$) as of September 30, 2002)

                                                       As of September 30,      As of September 30,
                                                        2002          2001             2002
                                                       Th.Ch$        Th.Ch$           Th.US$
Assets
               Cash and Equivalents                   2,316,988     2,661,683           3,095
               Inventories                           42,894,328    47,914,911          57,289
               Accounts receivables                  35,185,018    30,806,484          46,993
               Other current assets                  10,188,356    11,480,024          13,608
               Total current assets                  90,584,690    92,863,102         120,984
               Property, plant and equipment, net    98,359,202    95,365,699         131,368
               Other assets                           7,417,205     6,507,867           9,906
               Total non-current assets             105,776,407   101,873,566         141,274

Total Assets                                        196,361,097   194,736,668         262,259

Liabilities and Shareholder's Equity
               Short-term debt (1)                   26,461,282    30,655,595          35,342
               Other current liabilities             30,268,146    29,393,990          40,426
               Total current liabilities             56,729,428    60,049,858          75,768
               Long-term debt (1)                     9,593,282    15,687,628          12,813
               Other long-term debt liabilities       6,867,700     6,366,282           9,172
               Total long-term liabilities           16,460,982    22,053,910          21,985

               Minority Interest                         63,314        56,012              85

Shareholder's Equity                                123,107,373   112,577,161         164,422

Total Liabilities and Shareholder's equity          196,361,097   194,736,668         262,259

(1) Includes only financial debt
*Exchange rate: US$ 1.00=Ch$ 748.73